SUB-ITEM 77K: Changes in registrant’s certifying accountant

In connection with an Agreement and Plan of Reorganization (the “Reorganization Plan”), the Board of Trustees of the Fund, with the approval and recommendation of the Audit Committee, appointed Deloitte & Touche LLP to serve as the Fund’s independent registered public accounting firm for the fiscal year ending December 31, 2014. Prior to the Reorganization, Ernst & Young LLP served as the Index Fund’s independent registered public accounting firm, whereby Ernst & Young LLP completed the audit of the Index Fund’s financial statements for the fiscal year ended December 31, 2013.